EXPERIENCE ART AND DESIGN, INC.

27929 S.W. 95th Avenue, Suite 1101

Wilsonville, OR 97070

September 13, 2013

VIA ELECTRONIC DELIVERY

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549-4631

Re:      Experience Art and Design, Inc.

            Current Report on Form 8-K

            Filed May 8, 2013

            File Number 333-174155

Dear Mr. Ingram:

            This letter is in response to your comment letter dated June 4, 2013, to Experience Art and Design, Inc. (the “Company”), regarding the Company’s Current Report on Form 8-K filed May 8, 2013. The Company has today filed electronically on EDGAR clean and marked copies of the Company’s Current Report on Form 8-K/A (the “Current Report”) along with this letter. The revisions incorporate the changes made in response to your comments which are itemized below as well as a number of updates to bring disclosure current.

Cautionary Language Regarding Forward-Looking Statements and Industry Data, page 1

  Since you are a penny stock issuer, revise the disclosure to clarify whether you are eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. See  Section 27A(b)(1)(c) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Please provide us your analysis supporting your position.

Response:

We have revised the Current Report to delete reference to the safe harbor provided by the Private Litigation Reform Act of 1995 for forward looking statements.

U. S. Securities and Exchange Commission

September 13, 2013

Summary, page 2

  Disclose that you were a shell company before the stock purchase transaction. See  Rule 12b-2 under the Exchange Act.

Response:

We have revised the Current Report on page 2 to disclose that we were a shell company before the stock purchase transaction.

Completion of Acquisition or Disposition of Assets, page 2

  We note your reference to the transaction as a “purchase transaction.” Please provide us your analysis of how you determined that this transaction was a purchase and not a reverse merger. Please refer to ASC 805-10-55-12-a-e for guidance and tell us how you concluded the company was the accounting acquirer and not CI Holdings, Inc.

Response:

After further review of ASC 805-10-55-12-a-e, the Company has determined that the purchase transaction should be characterized, for accounting purposes, as a recapitalization with Chiurazzi Internazionale, S.r.l. recognized as the acquirer and has updated its Current Report accordingly. The factors which the Company considered in making this determination include, among others, the relative voting rights in the combined entity after the combination and the composition of the senior management of the combined entity. For legal purposes, the transaction may still be referred to as the “purchase transaction.”

The Purchase Transaction, page 2

4.   State the aggregate amount of consideration of the 9,700,000 shares of common stock issued to CI Holdings, Inc. by Experience Art and Design, Inc., formerly known as Clear System Recycling, Inc., in the stock purchase transaction on May 7, 2013. See  Item 3.02(a) of Form 8-K and Item 701(c) of Regulation S-K.

Response:

As discussed in the response to question 3, the Company has determined that the “purchase transaction” should be characterized as a recapitalization with Chiurazzi Srl recognized as the acquirer. As such, it is not necessary to state the aggregate amount of consideration of the shares issued.

5.   State the value of the 23,000,000 shares of common stock held by Mr. Arthur John Carter, your president before the stock purchase transaction, that were cancelled under a redemption agreement. See  Item 2.01(d) of Form 8-K. Please file the redemption agreement as an exhibit to the Form 8-K. See  Item 601(b)(10) of Regulation S-K.

U. S. Securities and Exchange Commission

September 13, 2013

Response:

As the 23,000,000 shares of stock held by Mr. Carter were cancelled under a redemption agreement immediately prior to the purchase transaction, there is no accounting value for those shares as the transaction was accounted for as a recapitalization. We have also filed the redemption agreement as Exhibit No. 10.11 to the Current Report.

6.   We note the disclosure that Mr. Arthur John Carter, your president before the stock purchase transaction, executed an irrevocable proxy in favor of your current officers effective until the first anniversary following the closing date. File the irrevocable proxy as an exhibit to the Form 8-K. See  Item 601(b)(10) of Regulation S-K.

Response:

We have filed Mr. Carter’s proxy as Exhibit 10.12 to the Current Report.

Industry and Market Overview, page 4

7.  For any third party source on which you rely for information, disclose whether the source is available publicly, represents the most recently available data and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

Response:

We have revised the Current Report to provide that the third party sources on which we relied for information are publicly available, represents the most recently available data and remains reliable in the judgment of management.

The source citations (copy attached) in our Industry and Market Overview section are as follows:

Art Market Trends 2011 (available at www.artmarket.com ) at page numbers provided in parentheses:

The global art auction market generated 21% more in 2011 than in 2010 (page 20).

There is not a single segment of the art market that did not progress in terms of turnover (pages 3 - 4).

Compared with 2010, modern art added $1.2 billion, post-war art added $372 million, contemporary art added $291 million, Old Masters added $124 million and 19th century art posted an increase of $43 million. All mediums experienced growth, as 2011 saw the sale of more paintings, sculptures, photographs, drawings and prints than 2010 (page 4).

U. S. Securities and Exchange Commission

September 13, 2013

As signs of economic improvement became apparent, the art market in Europe became more active while New York continued as a stronghold of the art trade (page 6).

While old economies may have been struggling, growth has accelerated in the BRICS counties. The five BRICS countries – Brazil, Russia, India, China and South Africa – have been enjoying much stronger economic expansion than the developed countries and China’s growth in particular has profoundly modified the geographical structure of the global art market, according to the founder and CEO of Artprice, an online art market database (page 3).

In addition to the 49% growth in auction revenue from artworks in China, a number of other Asian countries have also posted dynamic growth such as Singapore (+22%) and Indonesia (+30%). The Chinese marketplace appears to have become the leading global art marketplace in the last two years. This growth has been driven by the emergence of new and very wealthy collectors and a growing number of art investment funds. As a result, the Asian art market has become the most high-end area of the globe. For example, 12.1% of works sold in Asia sell for between $100,000 and $1 million, versus 2.2% for the rest of the world. China, Asia’s leading economic power and world leader for sales of artwork, accounts for the highest auction results (with 774 auction results above $1 million recorded in 2011 compared with 426 in the United States and 377 in the United Kingdom), mostly generated at auctions in Beijing and Hong Kong (page 3).

While New York and London remain vital, they have lost market share, not because they sell less but because the Asian auction houses are experiencing more aggressive growth (page 8).

In 2011, 1,675 artworks sold above $1 million (including 59 above the $10 million threshold) representing a 32% increase over 2010 of 7-figure (or more) in auction sales and an increase of 493% from the start of the decade (page 6).

The first half of 2011 was the most dynamic six-month period in art market history, with total global fine art auction revenue of more than $6.3 billion between January 1 and June 30, 2011. During the same period, art prices climbed 17%, exceeding 2007-2008 levels (page 25).

Between July 21 and August 22, 2011, the S&P 500 lost 17%. Over the same period, the Art Market Confidence Index fell by only eight points. However, art market confidence eventually slid, reflecting pessimism about the economic outlook and the art market in general (page 26).

Prestigious art fairs managed to reassure the art market. The success of these fairs combined with satisfactory auction revenue figures confirmed art’s character as a safe place to park money in times of crisis, impervious to the economic vagaries of Western States (pages 26 – 27).

U. S. Securities and Exchange Commission

September 13, 2013

The recovery has led some industry observers to expect art prices to continue rising more or less uninterruptedly (page 25).

Despite widespread economic and political turmoil and a crisis in the Eurozone, 2011 was the best ever for sales of art at auction (page 22).

The top of the market remained buoyant, reflecting the fact that the very affluent have retained their wealth, or in many cases recovered it after the 2008-2009 financial crisis (page 22).

We believe art is being seen by a growing number of people as an important element of asset diversification (page 23).

The current year may be difficult for the global economy, but the art market has proven resilient particularly since nearly 50% of its sales are in Asia and soon on the Internet and, thus, considerably better sheltered from European crises (page 27).

Today, with an estimated 3.7 billion people connected to the Internet, the old system of physical auction rooms is increasingly being replaced by online sales. Some auction companies (including Heffel, Saffronart, Christie’s and Sotheby’s) have developed online trading platforms that have been operational for several years, and Christie’s posted a 29% increase in its online auction revenue in 2011 over. 2010. The sale of artwork online has become an irreversible aspect of the present-day art market and the numbers involved have already reached into seven figures. The history of the art market – like all markets – is naturally heading towards the channels that are the fastest, the least expensive, the most liquid, where the price can be obtained in real-time and where there is a critical mass of participants with access to transparent information on all prices and indices (pages 14 – 15).

“For Art Dealers, a New Life on the Fair Circuit,” The New York Times, August 21, 2013 edition (inclusive of cites from the European Fine Art Foundation’s Art Market Report by Art Economics and artvista.de):

Dealers worldwide earned about 36 percent of their sales on average through local or international art fairs in 2012, an increase of 6 percentage points from 2010.

About 10 million people visited art fairs or similar events in 2011. Some dealers attended up to 10 fairs a year.

8.   Since your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork, the relevance of the discussion relating to the fine art industry is unclear. Please revise.

Response:

The Company considers itself part of the fine art industry because of (1) the significance of the artwork from which the moulds were cast; (2) the fact that as of 1972 no further moulds were permitted to be cast from original art work in Italy; (3) the fact that there is no other source for moulds comparable to the Chiurazzi Collection; and (4) the limited manufacture of reproductions from the Chiurazzi Collection. Further, the clientele for such artwork is made up of collectors, museums and galleries who purchase fine art.

U. S. Securities and Exchange Commission

September 13, 2013

9.   Since your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork, provide a discussion of the reproduction of original artwork sector in the global art market.

Response:

The Company does not view itself as a participant in the art reproduction industry which is comprised of items such as art prints and decorative pieces, many of which are now digitally produced. The trends in the art reproduction industry do not, in the opinion of management, contribute to an understanding of the arena in which the Company operates. The Company’s posthumous first edition originals refer to sculptures which are cast from the mould taken from the original (not a reduction) and are cast in limited editions of nine. Sculptures cast from the original mould (original size) which exceed an edition size of nine are replicas. All of the Company’s reductions, because they are not cast from the mould taken from the original, are considered artisan reductions.

Description of Business, page 5

10. Disclose the specific factual basis for and the context of all your beliefs, estimates, and opinions. Note that you must have a reasonable basis for all projections, statistics, and assertions, or they should be removed from the filing. If you relied on a third party source for the information, disclose whether the source is publicly available, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

Response:

Below are the statements of the Company’s belief, estimates and opinion which appear in the Current Report (at the page numbers in parentheses) followed by the bases for such expressions of belief, estimates and opinions or, after review, the Company has decided to remove such belief, estimate or opinion:

Opinion:          The Company will conduct business in the fine art industry and believes the market will support its presence (page 4).

Basis for Opinion:

The Company believes that the market will support its presence based upon (1) industry information including the statistics derived from Art Market Trends 2011 discussed above which indicate a robust environment for fine art sales; (2) the unique nature of the products offered by the Company; and (3) the interest generated by the Chiurazzi brand in the art community including the Street of Dreams exhibition in Portland, Oregon in the Summer of 2012 and the exhibition at the Getty Villa in Los Angeles, California in 2011.

U. S. Securities and Exchange Commission

September 13, 2013

Opinion:          Today with an estimated 3.7 billion people connected to the Internet, . . . (page 5)

Basis for Opinion:

Art Market Trends 2011 estimates (on page 14) 2.7 billion users as of the date of the report and estimates the addition of a billion new users in 2012.

Opinions:         Since moulds may no longer be created, we believe that the Chiurazzi Mould Collection is an asset which cannot be replicated . . . (page 7).

We believe the Chiurazzi Mould Collection is particularly important given that museums worldwide now generally prohibit making moulds from original sculptures (page 10).

Despite these numerous competitors, however, we believe that only a few can compete with the Company because of our ownership of the Chiurazzi Mould Collection of the Chiurazzi Foundry (page 13).

We believe that our competitive advantage lies in our access to and ownership of the moulds of the Chiurazzi Mould Collection (page 13).

While there are many competitors in the market of producing bronze and silver statues for sale to the public, we believe we have a competitive advantage due to our ownership of the Chiurazzi Mould Collection and the craftsmanship of Chiurazzi Foundry artisans (page 13).

We believe our mould collection gives it a unique competitive advantage (page 13).

Basis for Opinions:

The core of the Company’s business centers around the ownership and commercialization of the Chiurazzi Mould Collection. In the late 1800s the Chiurazzi Foundry was given special dispensation from the Italian Ministry of Cultural Heritage and Activities to enter museums in Italy and create moulds of sculptures in the museums. As described in the Current Report, the significance of the Chiurazzi Mould Collection is founded on the following factors: (1) the renowned original works from which the moulds in the Chiurazzi Mould Collection were cast (such as David and Moses by Michelangelo); (2) the fact that since 1972 Italian law has prohibited the creation of additional moulds which eliminates the possibility of new castings of the sculptures from which the Chiurazzi moulds were taken; (3) the fact that the Chiurazzi Foundry is one of the few firms in possession of direct casts from classical works in the Naples Museum and apparently the only surviving collection taken directly from antiquities in the National Museum; and (4) the fact that  posthumous first edition original castings made from the moulds are available in limited editions of nine.

U. S. Securities and Exchange Commission

September 13, 2013

For these reasons, the Company believes that it is in a unique position in the marketplace which belief forms the basis of the statements identified above.

Opinion:          We believe we are now in a position to move forward with our plan to revive the Chiurazzi brand (page 10).

Basis for Opinion:

The move of the Chiurazzi foundry in 2011 included extensive cleaning, inventory and preservation of the mould collection as well as an upgrade to modern foundry equipment. Recent exhibitions of Chiurazzi works (such as Street of Dreams and at the Getty Villa) have been positively received. Industry growth (Art Market Trends 2011, pages 6, 20 and 22) support the Company’s timing and form the basis for management’s opinion that they are prepared to embark on their business plan to reintroduce Chiurazzi in the marketplace.

Opinions:         We believe there is a significant market for high quality Italian sculpture worldwide, namely in the United Kingdom, the United States, China, Russia, Brazil and other emerging markets (page 10).

                        We believe that there is a significant market for high quality Italian sculptures worldwide, namely in the United States, the United Kingdom, China and France. While we believe the markets in the United States, the United Kingdom and France remain steady, we believe China’s desire for fine art has increased so rapidly that the country’s showcases and channels (museums, auction houses and galleries) represent a driving force in virtually every sector of the world of art (page 30).

                        We believe there to be opportunities not only with museums (new and old) but also within the exhibition market, auction houses, fine art galleries, corporate and/or government properties and private estates (page 10).

Basis for Opinions:

Management’s opinion that a market exists to support the Chiurazzi business is founded upon favorable industry statistics indicating growth in the market (Art Market Trends 2011, pages 3-4, 6, 20, 25 and 26-27).

Opinions:         We believe the Company is positioned to take advantage of the national and worldwide recognition that the Chiurazzi name has already established in the fine art community (page 11).

                        The Company believes it is well positioned to take advantage of the national and worldwide recognition that the Chiurazzi name has already established in the fine art community, as well as introducing it to the general public interested in opportunities to purchase fine art (page 28).

U. S. Securities and Exchange Commission

September 13, 2013

Basis for Opinions:

In their exploration of the opportunity of acquiring and expanding the market for Chiurazzi artwork, the Company’s management became aware of the historical significance of Chiurazzi works and has seen the acceptance of Chiurazzi works in recent exhibitions, which, along with the positive sales results in the industry, forms the basis for the Company’s optimism about its business plan. The upgrade of the foundry and the cleaning of the moulds for casting form the basis for the Company’s opinion that it is now a favorable time for re-introduction of Chiurazzi artwork.

Opinion:          The Company also plans to continue to take advantage of creating reproductions using moulds from the Chiurazzi Mould Collection for sales to museums because the moulds represent the work of classic artists. We believe our association with these well-known artists and the iconic sculptures and other works of art produced by such artists will increase the brand recognition of the Company (page 11).

Basis for Opinion:

The artists from whose work the Chiurazzi moulds were cast are among the most prominent artists in Western art history (such as Michelangelo and Bernini). The original sculptures from which the moulds were cast are some of the most recognizable pieces produced in the in the last two centuries (such as David and Moses). Many members of the public can identify these well-known artists and their work even though they are not art historians. Because the original works of art from which Chiurazzi moulds were cast are so well known and the artists who created those works are so familiar, the Company is not starting at ground level in building its brand recognition. Much acceptance of the artwork already exists in the art community which provides a springboard for the Company to implement its business plan.

Opinion:          We believe that the traveling exhibitions will elevate the Chiurazzi name recognition and lead to consignments of Chiurazzi sculptures in fine art auction houses in carefully selected markets . . . (page 12)

Basis for Opinion:

Traveling exhibitions will expose Chiurazzi works to a broader audience. Our assumption that a broader audience will lead to wider acceptance of Chiurazzi artwork is based upon the positive reception that local exhibitions (such as Street of Dreams and at the Getty Villa) have received.

U. S. Securities and Exchange Commission

September 13, 2013

Opinions:         We believe we can capture more of the fine art market by introducing a collection of artwork which is derived from our ancient mould collection and interpreted in a contemporary way (page 12).

                        We believe the unique Chiurazzi Mould Collection serves not only to preserve historical pieces of art but can be used to cultivate a renewed appreciation of the masterpieces in the 21st century (page 14).

                        Through the launch of our “Chiurazzi Nuovo” line, we believe that we can capture more of the fine art market by introducing a collection of artwork which is derived from our ancient moulds and transposed in a modern way (page 29).

Basis for Opinions:

Company management believes that Chiurazzi sculptures form a solid foundation for its business model. Production and sales of Chiurazzi sculptures are finite, however, because of the limited edition sizes consistent with international art protocols accepted in the industry. Additionally, traditional sculpture does not appeal to every collector and may not appeal to younger consumers. The Company understands that it must adapt its business to include additional products in order to be sustainable in the long term.

Opinion:          In order to maximize potential growth in the fine art market, we believe that we must expand our development activities to include online auctions and international markets, among others, as well as explore other outlets for the sale of artwork (page 21).

Basis for Opinion:

The depth of the international market for artwork is demonstrated by industry statistics including those cited in Art Market Trends 2011 referenced above. According to Capucine (Cappy) Price, a consultant about art as an alternative asset in The Art of Investing (copy attached), the internet is driving the ability of the masses to do their own research enabling them to place their own value on artwork. As provided above, the Company believes it must expand its business plan beyond traditional channels in order to be sustainable in the long term.

Opinion:          Many of the sculptures and other art which we market appeal to collectors of Renaissance and Hellenistic artistic bronze sculpture and artifacts. This market segment has grown in popularity over recent years, and we believe that there is room for more growth (page 23).

Basis for Opinion:

The Company’s opinion is based upon industry information including the statistics derived from Art Market Trends 2011 (pages 3-4, 6, 14-15 and 22) which indicate a robust environment for fine art sales which indicate an upward trend in sales.

U. S. Securities and Exchange Commission

September 13, 2013

Opinion:          While a majority of galleries may not have the actual full-size reproductions of the sculptures produced from the Chiurazzi Mould Collection on site, we believe such galleries will still generate the occasional sale of a full-size reproduction from the Chiurazzi Mould Collection, but the main revenue stream for most galleries will come from the sale of sculptures from reductions produced from the Chiurazzi Mould Collection (page 29).

Basis for Opinion:

Based on the significant investment required, few collectors will be in the market to purchase a full-size reproduction. More realistically, most consumers will only be able or willing to make an investment at the level of a reduction.

Opinion:          We anticipate that we will have the first all-Chiurazzi venue in October of 2015 located in Europe or China (page 29).

Basis for Opinion:

The Company’s plans for an all-Chiurazzi venue in October of 2015 located in Europe or China are based on the Company’s plans for future expansion in light of the industry demand as disclosed by Art Market Trends 2011 discussed above.

Opinion:          Once distribution to auction houses has commenced, which we believe will be toward the end of 2013 and early 2014, we estimate subsequent promotion, presentation and sales with a resultant revenue stream to occur within four to six months and be recurring from that point forward (page 29).

Basis for Opinion:

The quality of auction house clientele and the Company’s increased focus on the market leads the Company to believe that momentum will develop in auction house sales after initial success. The Company has revised this opinion in the Current Report to provide that we expect distribution to auction houses to commence during 2014.

11. We note the disclosure in the first risk factor that your key personnel has experience operating businesses of the same type as yours. Elaborate on the experience that your key personnel has in operating businesses of the same type as yours.

Response:

We have revised the first risk factor to provide that key personnel have limited experience in the art business.

U. S. Securities and Exchange Commission

September 13, 2013

History of the Chiurazzi Foundry, page 5

12. Clarify in the last paragraph that museums display original masterpieces that you reproduce using the Chiurazzi mould collection. As drafted, the disclosure suggests or implies that museums display masterpieces reproduced from the Chiurazzi mould collection.

Response:

We have clarified in the Current Report to provide that museums display original masterpieces from which Chiurazzi moulds were cast.

13. Please clarify what you mean when you state on page 6 that “works of Michelangelo, Bernini, Canova, Verrocchio, Donatella, Cellini and Giamgologna are all included in the Chiurazzi Mould Collection.”

Response:

 We have clarified the Current Report to provide that the Chiurazzi Mould Collection includes moulds cast from original works of art by Michelangelo, Bernini, Canova, Verrocchio, Donatella, Cellini and Giamgologna.

Locations of Works from the Chiurazzi Collection, page 9

14. Clarify in the first paragraph that museums house original works that you reproduce using the Chiurazzi mould collection. As drafted, the disclosure suggests or implies that museums house works from the Chiurazzi mould collection.

Response:

We have clarified the Current Report that museums house original works from which Chiurazzi moulds were cast.

15. We note the disclosure in the last paragraph relating to collectors of works from the Chiurazzi mould collection. Clarify whether you intend for investors to conclude from the disclosure that the identified collectors are actively endorsing or promoting your products.

Response:

The identified collectors are not actively endorsing or promoting future sales of the Company’s artwork. The collectors have indicated, by their prior acquisitions of works from the Chiurazzi Collection, their support of the works. The fact that notable private collectors have acquired works from the Chiurazzi Collection in the past validates the Company’s belief (page 10) that opportunities exist for future sales to private estates.

U. S. Securities and Exchange Commission

September 13, 2013

The Future of Chiurazzi,  page 9

16. Since your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork, explain here and elsewhere why museums, fine art auction houses, and fine art galleries would be interested in purchasing your reproductions of original artwork.

Response:

Museums, fine art auction houses and fine art galleries which are unable to own the original artwork from which the Chiurazzi moulds were cast (as the original masterpieces are located in museums, such as the National Archaeological Museum in Naples, the Louvre in Paris and the Uffizi Gallery in Florence and are not available) seek instead to acquire precise reproductions created by Chiurazzi artisans. Chiurazzi is also working to develop a traveling exhibition for museums which would demonstrate the lost wax casting method used in creating the Chiurazzi reproductions.

Art museums, such as the Getty, have housed reproductions from the Chiurazzi collection, which shows that there is interest on the part of such museums, auction houses, and fine art galleries to house the reproductions.

17. We note the statement “Our goal is to become one of the most recognized sources for fine art and antiquities” on page 10. Revise to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork.

Response:

We have revised the disclosure to delete “antiquities.”

Materials, Suppliers and Inventory,  page 13

18. Disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See  Item 601(b)(10) of Regulation S-K.

Response:

We have revised our disclosure to provide that we have no agreements with suppliers.

19. If applicable, identify any principal supplier. See  Item 101(h)(4)(v) of Regulation S-K.

Response:

U. S. Securities and Exchange Commission

September 13, 2013

We have revised our disclosure to provide that bronze is available from a variety of sources and we have no principal supplier of bronze.

Government Regulation, page 14

20. If applicable, discuss the costs and effects of compliance with environmental laws. See  Item 101(h)(xi) of Regulation S-K.

Response:

We have revised the Current Report to provide that Chiurazzi Srl recently completed a reclamation project in compliance with Italian law at a cost of approximately €10,000 (about $13,300). There are no material ongoing costs associated with compliance with environmental laws.

Facilities, page 15

21. Revise the disclosure to indicate that the base monthly rate for the Chiurazzi Foundry lease is 3,500 euros. We note the disclosure in section 3 of the commercial lease agreement filed as exhibit 10.7 to the Form 8-K.

Response:

We have corrected the error to provide that the current base rent is €3,450 (approximately $4,600) and have also corrected the date of the lease.

We are involved in production and sales of works of fine art… page 16; Declines in general economic conditions could result in decreased demand for our products… page 16; We need to manage growth in operations to maximize our potential growth… page 20

22. Revise these risk factors to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork for sale.

Response:

We have revised these risk factors to clarify that our Company creates reproductions from the Chiurazzi mould collection which moulds were cast from originals.

Our inventory of art pieces and our production capacity are limited … page 17

23. Elaborate on your inventory of art pieces and production capacity.

U. S. Securities and Exchange Commission

September 13, 2013

Response:

We have revised the risk factor regarding inventory and production capacity to provide that our current inventory consists of approximately 100 pieces and production capacity is dependent upon the mix of products being produced (with large pieces reducing the overall number of pieces produced). Some sculptures take approximately nine months to create. However, production times are variable because the process is conducted by artisans.

Access to and availability of distribution networks are critical to success of our art business . . . page 19

24. Clarify the current status of your relationships with art galleries, museums, and auction houses. We note the disclosure on page 22 that you have no long term contracts or other contractual assurances with your present or past customers.

Response:

We have revised our disclosure to clarify that distribution networks are critical and that we will be working to develop such networks but at the present time have no long term contracts or other contractual assurance with present or past customers.

CI Holdings, Inc., an Oregon corporation, can exert significant influence over us . . , page 25

25. We note your disclosure in the certain relationships and related transactions section that Mr. Gordon C. Root, your chief executive officer, is the sole director and officer of CI Holdings, Inc., and Mr. Kenneth R. Kepp, your chief operating officer and financial officer, is an officer of CI Holdings, Inc. In a separate risk factor, address the potential conflicts of interest of Messrs. Root and Kepp. Additionally, address the amount of time that Messrs. Root and Kepp dedicate to the company and its business.

Response:

We have added a risk factor to disclose that our executive officers are also the executive officers of CI Holdings, Inc., a 41.36% shareholder of the Company, and Mr. Root and Mr. Kepp own, in the aggregate, approximately 68% of CI Holdings, Inc. Mr. Root and Mr. Kepp are, therefore, able to exert control of CI Holdings, Inc.’s 41% ownership in the Company. CI Holdings, Inc. is not a competitor of the Company and its interests are not adverse to those of the Company. Mr. Root and Mr. Kepp devote 98% to 99% of their time to the business of the Company. Because CI Holdings, Inc. has minimal holdings of art work and minimal and diminishing operations, the Company does not anticipate any conflicts of interest to develop as a result of the fact that Mr. Root and Mr. Kepp are officers and directors of both companies.

U. S. Securities and Exchange Commission

September 13, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

26. Please revise your MD&A to include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12-month period after the date of the financial statements included in the Form 8-K.

Response:

We have revised the MD&A to include a discussion of our ability to produce sufficient cash to support during the 12-month period after the date of the financial statements included in the Form 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

27. Revise footnote (1) to the table to include the city and state of the address.

Response:

We have revised footnote (1) to the beneficial ownership table of the Current Report to include the city and state.

Directors and Executive Officers, page 37

28. In the biographical paragraph of Mr. Kenneth R. Kepp, include the dates of his employment history during the past five years. See  Item 5.02(c)(2) of Form 8-K and Item 401(e)(1) of Regulation S-K.

Response:

We have revised Mr. Kepp’s biographical information to include Mr. Kepp’s activity during the past five years.

Indebtedness of Directors and Executive Officer, page 40

29. Since you have more than one executive officer, revise the heading of this section to reflect that fact.

Response:

We have revised the title of the Indebtedness section to pluralize the word “Officers.”

U. S. Securities and Exchange Commission

September 13, 2013

30. Disclose the identity of the director who paid company expenses during the year ended December 31, 2012 and the quarter ended March 31, 2013.

Response:

We have revised the Current Report to identify the director who paid company expenses during the year ended December 31, 2012 and the quarter ended March 31, 2013 as Michael D. Noonan and to provide that the Company subsequently repaid the demand loan in full.

Certain Relationships and Related Transactions, page 44

31. If applicable, provide disclosure relating to any promoter as required by Item 404(c) of Regulation S-K.

Response:

The Company does not have any promoters.

Preferred Stock, page 45

32. Disclose whether any preferred stock is issued and outstanding, and, if so, describe the principal features.

Response:

We have revised the disclosure to provide that there are no outstanding shares of preferred stock.

Change in Registrant’s Certifying Accountant, page 47

33. Please revise your disclosure to:

•         Clarify whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include disclosure of an uncertainty regarding the ability to continue as a going concern in the accountant’s report. Refer to Item 304(a)(1)(ii).

•         Clarify whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years and any subsequent interim period preceding such dismissal as provided in Item 304(a)(1)(iv) of Regulation S-K.

U. S. Securities and Exchange Commission

September 13, 2013

•         Clarify that you did not consult with LBB during the two most recent fiscal years and any subsequent interim period prior to engaging them regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on your financial statements, and either a written report was provided to you or oral advice was provided that your new accountant concluded was an important factor considered by you in reaching a decision on the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) or a reportable event as described in paragraph 304(a)(1)(v).

Response:

We have revised the disclosure as requested.

Exhibits 10.2, 10.3 and 10.4

34. The agreements do not appear to have been executed. Please file executed agreements as exhibits to the Form 8-K.

Response:

We have included executed copies of the agreements identified as Exhibits 10.2, 10.3 and 10.4

Exhibits 99.1 and 99.2 – Chiurazzi Internazionale S.r.l Annual Financial Statements

Independent Auditor Reports

35. Please obtain and file with your amended Form 8-K an audit opinion that has been performed by a PCAOB registered auditor using PCAOB auditing standards. In addition, please note that the audit opinion and the notes to your financial statements must state compliance with “IFRS as issued by the IASB,” or otherwise a reconciliation is required.

Response:

We have included an audit opinion from GBH CPAs, PC, a PCAOB registered auditor, using U.S. GAAP.

36. Please also note that as a U.S. registrant you will be required to file U.S. GAAP financial statements in upcoming Form 10-Q and 10-K filings as well as any registration statements that you might file.

Response:

We acknowledge that the Company will be required to file U.S. GAAP financial statements in upcoming periodic filings and registration statements, if any. The financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013 were prepared in accordance with U.S. GAAP.

U. S. Securities and Exchange Commission

September 13, 2013

General

37. Please revise your Form 8-K to provide also interim financial statements and related disclosures of Chiurazzi Internazionale S.r.l.

Response:

We have included the interim financial statements and related disclosures in the amendment to the Form 8-K.

Statement of Changes in Shareholders Equity, page 5

38. Please provide a statement of change in shareholder’s equity which includes two years of data.

Response:

We have included a statement of changes in shareholder’s equity which includes two years of data in the amendment to the Form 8-K.

Statement of Cash Flows, page 6

39. It appears the data that you have presented is mislabeled regarding the years presented. Please revise accordingly. In addition, it appears that your reconciliation begins with loss from operations rather than loss after taxes. Please revise your presentation accordingly. Refer to paragraph 20 of IAS 7 for guidance.

Response:

We have included a revised statement of cash flow.

40. Please include a separate subtotal for cash flows from financing on your statement of cash flows. Refer to paragraph 21 of IAS 7.

Response:

We have included a separate subtotal for cash flows from financing on the statement of cash flows in the amendment to the Form 8-K.

Note 2 – Revenues, page 10

41. We note your component of revenues described as “change in inventories.” Please explain to us the nature of this line item and why change in inventories represents revenues.

U. S. Securities and Exchange Commission

September 13, 2013

Response:

Change in inventories is treated as revenues under Italian GAAP. We have included a statement of operations prepared in accordance with U.S. GAAP and removed such amount from revenues.

Note 12 – Loan from Shareholder, page 12

42. Please explain to us how you have accounted for the forgiveness of a portion of the shareholder loan.

Response:

The forgiveness of the shareholder loan of $1,792,664 was credited to contributed capital because the forgiveness is from a related party.

Note 14 – Shareholder’s Equity, page 13

43. Please tell us the nature of your equity line item described as “Other Reserve,” and explain the activity in 2011 and 2012.

Response:

We have revised the statements of shareholder’s equity to remove “Other Reserve” which is a term used according to Italian GAAP. The activities for 2011 and 2012 have been presented in accordance with U.S. GAAP.

Exhibit 99.3 – Pro Forma Financial Information

44. We note that you have provided a pro forma balance sheet as of December 31, 2011 and December 31, 2012 for a transaction which occurred on May 7, 2013. Please refer to Rule 11-02(c)(1) of Regulation S-X, and revise your presentation to provide a pro forma balance sheet as of March 31, 2013.

Response:

We have included a pro forma balance sheet as of March 31, 2013.

45. We note that you have provided pro forma income statements for the years ended December 31, 2011 and December 31, 2012, which assumes the transaction occurred on January 1, 2011. Please note that pro forma income statements should reflect the most recent audited fiscal year and subsequent interim periods included in the filing. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response:

We have included pro forma income statements for the year ended December 31, 2012 and for the three months ended March 31, 2013.

U. S. Securities and Exchange Commission

September 13, 2013

46. Please expand Note 3(B) to explain the facts, circumstances, and significant provisions of the $2.5 million debt obligation.

Response:

We included the following disclosure to Note 1 to the pro forma balance sheet as of March 31, 2013:

“On May 7, 2013, in connection with the merger of Chiurazzi Internazionale S.r.l., the Company assumed the secured note payable to Chiurazzi International, LLC, with an outstanding principal balance of $2,540,000 and accrued interest of $126,437. On May 30, 2013, the note was amended to modify the payment terms and an additional $50,000 was added to the outstanding principal balance. Then on July 24, 2013, the note payable was modified for a third time which reduced the outstanding principal balance by $1,222,500 and modified the payment terms. The following schedule of payments is based on the modified terms:

2013 Payments $250,000

2014 Payments $480,000

2015 Payments $480,000

2016 Payments $62,500 + accumulated accrued interest

The note accrues interest at 8% per annum. However, pursuant to the third amendment, if the Company makes all payments due under the third amendment without being more than 10 days past due, all interest accrued under the original agreement is waived by Chiurazzi International, LLC”

47. Please more clearly explain to us the nature of pro forma adjustments D, E and F.

Response:

We have removed adjustments D, E and F as they are not necessary.

Note 2 – Purchase Price and Considerations

48. Please explain your disclosure which states “The purchase price valuation used for the calculation of the pro forma financial statements may not reflect the actual value of the assets of Chiurazzi Internazionale S.R.L. and is solely based on a per share trading price assumed by management for purpose of this calculation.” Please note that pro forma information must be factually supportable. Your reflection of the “purchase” of Chiurazzi Internazionale S.R.L. in your pro forma must be at fair value as determined in accordance with IFRS. To the extent you continue to believe that your transaction represents a purchase, please explain to us how you have determined the fair value of assets acquired and consideration exchanged.

U. S. Securities and Exchange Commission

September 13, 2013

Response:

As discussed in the response to comment 3, the Company has determined that the “purchase transaction” should be characterized, for accounting purposes, as a recapitalization. As such, we have removed the disclosure regarding “Purchase Price and Considerations.”

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings to be certain that the filings include the information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all applicable Exchange Act rules. The Company and its management are in possession of all facts relating to the Company’s disclosure, and acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made.

            The Company further acknowledges that:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not asset staff comments as a defense in any proceeding initiated by the Commissioner any person under the federal securities laws of the4 United States.

            We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 4, 2013. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

                                                            /s/ Gordon C. Root

                                                            Gordon C. Root

                                                            President and Chief Executive Officer